UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                             GREENBRIAR CORPORATION
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   393648-10-0
                                 --------------
                                 (CUSIP Number)

    James R. Gilley, 4265 Kellway Circle, Addison, Texas 75244 (214) 407-8400
   ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 24, 1996
                            ------------------------
             (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 393648-10-0                                          Page 2 of 4 Pages





     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James R. Gilley (SS# ###-##-####)
          JRG  Investments Co., Inc. and one revocable grantor trust


     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)     X
                                                                      (b)


     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

                      PF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States, Nevada

     7    SOLE VOTING POWER

           Number of                     1,410,000
            Shares
         Beneficially
           Owned by
             Each
           Reporting
            Person
             With

     8    SHARED VOTING POWER

                                         1,918,000

     9    SOLE DISPOSITIVE POWER

                                         1,410,000

     10   SHARED DISPOSITIVE POWER

                                         1,918,000

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               200,000 - James R. Gilley
                               1,210,000 - JRG Investments
                               508,000 - Grantor trust

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          50.5%

     14   TYPE OF REPORTING PERSON*

          IN, CO

Item 1. Security and Issuer.

     This statement relates to common stock, $.01 par value per share (the "Shares"), of Greenbriar Corporation (formerly known as Medical Resource Companies of America, a Nevada corporation) (the "Issuer"). The Issuer's principal executive offices are located at 4265 Kellway Circle, Addison, Texas 75244. All share amounts have been adjusted to reflect a 1 for 5 reverse split of the Common Stock on December 1, 1995.

Item 2. Identity and Background.

     This statement is filed with respect to the acquisition of 200,000 unregistered shares of Issuer's common stock and to the beneficial ownership of 1,918,000 Shares of Common Stock of the Issuer, of which 200,000 Shares are issuable upon the exercise of stock options by James R. Gilley, individually, 1,210,000 Shares are held by JRG Investments and 508,000 are held of record and beneficially by a The April Trust, a grantor trust established June 15, 1993. As to such trust, James R. Gilley is the trustee, and James R. Gilley and Sylvia M. Gilley are the beneficiaries.

     In accordance with the instructions to this Item 2, the following information is hereby provided with respect to Mr. Gilley.


(a)      No change.

         (b)      No change.

         (c)      No change.

         (d)      No change.

         (e)      No change.

         (f)      No change.


Item 3. Source and Amounts of Funds or Other Consideration.

     The shares underlying the options will be exercisable for cash in the amount of $10.75 per share (total of $2,150,000) Mr. Gilley does not know the source of funds that will be used to acquire the shares.

     The April Trust paid $228,000 of its cash on hand in order to purchase a warrant to purchase 108,000 shares of common stock, and will have to pay $12.98 per share (total of $1,401,840) in order to exercise the warrants. The Trust does not currently know the source of funds that will be used to exercise the warrants.

Item 4. Purpose of Transaction.

     The Executive Committee of the Board of Directors, with James R. Gilley absent and not voting, approved the grant of the stock option to Board for 200,000 shares of Common Stock at an exercise price of $10.75 per share, which was the closing price of the Company's Common Stock on the last trading day prior to the date of grant of such option, conditioned upon approval by the Stockholders, which was obtained on may 24, 1996. The option was granted to Mr. Gilley in recognition of his excellent performance on behalf of the Company during 1995 and may be exercised by him in whole or in part at any time prior to the expiration of five years following the date the option is approved by the Stockholders.

     The April Trust agreed with Catherine C. Weiss and Innovative Health Services, Inc. to acquire the warrants in exchange of $228,000 cash ($2.11 per share). The warrants are exercisable at the current rate of $12.98 per share; therefore, the total consideration to be paid for each share would be $15.09, which was the approximate market price of the shares on the date the warrants were acquired. The Trust is buying the warrants because it believes it will be advantageous to exercise the warrants and increase its investment in the Common Stock of the Company.

     Other than as set out herein, Mr. Gilley has no current plans or proposals which relate or would result in any of the matters listed in Items 4(a) through 4(j), inclusive, of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Gilley, JRG and The April Trust for which he is trustee and beneficially own, in the aggregate of 1,918,000 Shares (approximately 50.5% of the Shares). All such shares are owned of record by JRG, Mr. Gilley and the Trust.

     (b) Mr. Gilley has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all 1,410,000 Shares which are owned of record by JRG and Mr. Gilley.

     (c) None.

     (d) No person other than Mr. Gilley, JRG or the trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change.

Item 7. Material to be Filed as Exhibits.

Stock Option Agreement
Warrant Purchase Agreement



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 31, 1996                   /s/ James R. Gilley
                                     -------------------------------------------
                                     James R. Gilley, Individually, on behalf of
                                     JRG Investments and as trustee

     Attention:  Intentional  misstatements  or  omissions  of  fact  constitute
          Federal criminal violations (See 18 U.S.C. 1001).

                           WARRANT PURCHASE AGREEMENT

     WARRANT PURCHASE AGREEMENT ("Agreement") dated as of May ___, 1996 by and between INNOVATIVE HEALTH SERVICES, INC., a Georgia corporation ("Innovative"), and Catherine C. Weiss ("Weiss") (together the "Selling Warrant Holders") and April Trust (the "Trust").

                              W I T N E S S E T H:

     WHEREAS, the Selling Warrant Holders are the owners of warrants to purchase 108,000 shares of the Common Stock of Greenbriar Corporation, formerly Medical Resource Companies of America, a Nevada corporation (the "Company"), currently at a price of $12.98 per share, and which are more particularly described on the attached Exhibit "A" hereto (the "Warrants");

     WHEREAS, the Selling Warrant Holders desires to sell and the Trust desires to purchase the Warrants, which are owned by the Selling Warrant Holders, on the terms and conditions set forth in this Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements and provisions contained herein, the parties hereto agree as follows:

1.   PURCHASE OF WARRANTS AND CLOSING.

     1.1. Purchase of Warrants.

     Selling Warrant Holders hereby sell, convey, assign, transfer and deliver to the Trust the Warrants, including any rights to register shares of the Company, and deliver to the Trust an assignment of the Warrants, which Selling Warrant Holders warrants are free and clear of all liens, security interests, pledges, agreements, claims, charges, options or encumbrances of any nature whatsoever.

     1.2. Consideration.

     The purchase price for the Warrants is $228,000 which shall be wire transfered to ABA#061000256 Acct# 21865321.

2. REPRESENTATIONS AND WARRANTIES OF THE SELLING WARRANT HOLDERS.

     The Selling Warrant Holders hereby make the following representations, warranties and covenants to the Trust:

     2.1. Ownership of Warrants.

     The Warrants were acquired from FF Partnership, L.P. by Weiss. Weiss assigned an undivided 50% interest in the Warrants to Joseph L. Durant which was later contributed to Innovative. Immediately prior to the purchase and sale of the Warrants, the Selling Warrant Holders were the true and lawful owner of the Warrants. The Selling Warrant Holders have all necessary power and authority to execute this Agreement and to sell the Warrants to the Trust, free and clear of all claims, liens, security interests, rights of spouses or present or former family members or the Company, pledges, options, encumbrances and other restrictions of any nature whatsoever, other than transfer restrictions imposed by applicable federal securities laws and as contemplated by this Agreement. Other than this Agreement, there is no agreement between the Selling Warrant Holders and any other person relating to or restricting the transfer of the Warrants. On the date hereof, the Trust will acquire good and indefeasible title to the Warrants free and clear of any restrictions of the type referred to in this Section 2.1, except as contemplated by this Agreement.

     2.2. Brokers and Finders.

     None of the Selling Warrant Holders has retained or dealt with any broker, finder or investment banker in connection with this Agreement or the transactions contemplated by this Agreement, and no commissions are owed with respect to.

3.   REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE WARRANTS.

     The Trust hereby represents, warrants, and covenants to the Selling Warrant Holders that:

     3.1. Investment Experience and Economic Risk.

     The Trust is an experienced investor in unregistered and restricted securities, has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of an investment in the Warrants and, by reason of its financial and business experience, has the capacity to protect its interests in connection with such investment. The Trust is financially able to bear the economic risk of its investment in the Warrants, including the total loss thereof.

     3.2. Access to Information.

     The Trust has received all information it considers necessary or appropriate for deciding whether to acquire the Warrants. The Trust further represents that it has had an opportunity to review any documents regarding the Company on file with the SEC and to ask questions of and receive answers from Selling Warrant Holders regarding the business, financial affairs and other aspects of the Company, and has further had the opportunity to obtain any other information which it deems necessary to evaluate the investment or to verify the accuracy of information otherwise provided.

     3.3. Investment Representation.

     The Trust acknowledges that it is aware that the Warrants have not been registered under the Act or qualified under any state securities laws, in reliance, in part, on the representations and warranties of the Selling Warrant Holders in this Agreement. The Warrants are acquired by such the Trust for investment purposes only for its own account and not for sale or with a view to distribution of all or part of the Warrants.

     3.4. Restricted Securities.

     The Trust understands that the Warrants are characterized as "restricted securities" under the federal securities laws inasmuch as they are acquired from Selling Warrant Holders in a transaction not involving a public offering and that under such laws and applicable regulations, such securities may not be resold without registration under the Act except in certain limited circumstances, and that otherwise the Warrants must be held indefinitely. In this connection, the Trust represents that it is familiar with SEC Rule 144, as presently in effect, and the conditions which must be met in order for that Rule to be available for resale of "restricted securities."

4.   REPRESENTATIONS AND WARRANTIES OF THE TRUST.

     The Trust represents, warrants and covenants to the Selling Warrant Holders that:

     4.1. Brokers and Finders.

     The Trust has not retained any broker, finder or investment banker in connection with this Agreement or the transactions contemplated by this Agreement.

     4.2. Assumption Of Obligations.

     The Trust agrees to assume all obligations of the warrant holders under that agreement executed in connection with the S-3 registration of shares of the Company.

5.   COVENANTS OF THE SELLING WARRANT HOLDERS.

     5.1. Further Assurances.

     The Selling Warrant Holders agrees that they will from time to time, at the request of the Trust and without further consideration, execute and deliver such other instruments of conveyance, assignment and transfer and take such other actions as the Trust may reasonably request in order more effectively to convey, assign, transfer to and vest in the Trust the Warrants.

6.   MISCELLANEOUS.

     6.1. Expenses.

     The Trust shall pay its own costs and expenses, and the Selling Warrant Holders shall pay its own costs and expenses relating to this Agreement, the negotiations leading up to this Agreement and the performance of this Agreement.

     6.2. Entire Agreement.

     This Agreement and the exhibit and assignment delivered pursuant to this Agreement, contain all of the terms and conditions agreed upon by the parties relating to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respect that subject matter.

     6.3. Governing Law.

     This Agreement is performable and payment shall be made in Dallas County, Texas, and shall be governed by, and construed in accordance with, the laws of the State of Texas.

     6.4. Severability.

     Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     6.5. Waiver, Amendment.

     No waiver of any term or condition contained in this Agreement and no purported amendment of this Agreement shall be effective unless it is signed by the party against whom enforcement of such waiver or amendment is sought. The waiver of any term or condition of this Agreement by any party shall not be construed as a waiver of' any other breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

     6.6. Assignment.

     This Agreement shall inure to the benefit of, and be binding upon, the respective successors, heirs, personal representatives and assigns of the parties hereto.

     6.7. No Third Party Rights.

     This Agreement is made for the benefit of the parties hereto and their successors, and neither this Agreement nor any provision hereof shall be construed or deemed to give rise to rights in any other person.

     6.8. Counterparts.

     This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

     6.9. Headings, Gender.

     The section headings in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement. Gender references in this Agreement shall be deemed to include the masculine, feminine and neuter, as the context may require.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth in the first paragraph of this Agreement.


                              /s/ Catherine C. Weiss
                              Catherine C. Weiss
                              Personally


                              APRIL TRUST


                              /s/ James R. Gilley
                              James R. Gilley
                              Trustee


                              INNOVATIVE HEALTH SERVICES, INC.


                              /s/ Joseph L. Durant
                              JOSEPH L. DURANT
                              President

Arthur G. Weiss joins herein solely for purpose of waiver of his rights, if any, in the Warrants


                              /s/ Arthur G. Weiss
                              Arthur G. Weiss

Exhibit H (to Warrant Purchase Agreement)

                      MEDICAL RESOURCE COMPANIES OF AMERICA
                              a Nevada Corporation

                             STOCK PURCHASE WARRANT
                   To Purchase 540,000 Shares of Common Stock
                            Par Value $0.01 per share
                                 March 24, 1993


THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAVE BEEN ACQUIRED FOR INVESTMENT, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY SHALL HAVE BEEN RECEIVED BY THE COMPANY TO THE EFFECT THAT SUCH SALE, TRANSFER OR ASSIGNMENT WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER, OR APPLICABLE STATE SECURITIES LAWS.

     1. Basic Terms. This certifies that, for value received, FFP Partnership, L.P., a Georgia limited partnership (the "Holder") is entitled, subject to the terms and conditions of this Warrant, until the expiration date, to purchase 540,000 whole shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Medical Resource Companies of America, a Nevada corporation (the "Company") from the Company at the purchase price of $2.64 per share (the "Purchase Price"), on delivery of this Warrant to the Company with Form of Election to Purchase in the form of Exhibit A duly executed and payment of the Purchase Price (in cash or by cashier's check payable to the order of the Company) for each share purchased. This Warrant shall be exercisable at any time, in whole or in part, from the date hereof until March 21, 2001.

     2. Company's Covenants as to Common Stock. Shares deliverable on the exercise of this Warrant shall, at delivery, be fully paid and non-assessable, and free from taxes, liens and charges with respect to their purchase. The Company shall take any necessary steps to assure that the par value per share of the Common Stock is at all times equal to or less than the then current Purchase Price per share of the Common Stock issuable pursuant to this Warrant. The
Company shall at all times reserve and hold available sufficient shares of Common Stock to satisfy all conversion and purchase rights of outstanding convertible securities, options and warrants.

     3. Method of Exercise; Fractional Shares. The purchase rights represented by this Warrant are exercisable at the option of the Holder in whole or in part, from time to time, within the period above specified; provided, however, that purchase rights are not exercisable with respect to a fraction of a share of Common Stock. In lieu of issuing a fraction of a share remaining after exercise of this Warrant as to all full shares covered hereby, the Company shall either
(1) pay therefor cash equal to the same fraction of the then current Warrant purchase price per share or, at its option, (2) issue scrip for the fraction, in registered or bearer form approved by the Board of Directors of the Company, which shall entitle the Holder to receive a certificate for a full share of Common Stock on surrender of scrip aggregating a full share. Scrip may become void after a reasonable period (but not less than six months after the expiration date of this Warrant) determined by the Board of Directors and specified in the scrip. In case of the exercise of this Warrant for less than all the shares purchasable, the Company shall cancel the Warrant and execute and deliver a new Warrant of like tenor and date for the balance of the shares purchasable. Upon the date of receipt by the Company of an exercise of the Warrant ("Exercise Date"), the Warrant shall be deemed to have been exercised as to the number of shares so purchased, and the person so exercising the Warrant shall become a holder of record of shares of Common Stock on the Exercise Date.

     4. Adjustments of Shares and Purchase Price. The initial number of shares of Common Stock purchasable upon exercise of this Warrant and the Purchase Price shall be subject to adjustment from time to time after the date hereof as follows:

          A. In case the Company shall (1) pay a dividend in, or make a distribution of, Common Stock or of any other interests in the Company convertible into Common Stock, (2) subdivide its outstanding Common Stock into a greater number of such Common Stock, or (3) combine its outstanding Common Stock into a smaller number of such Common Stock, the total number of shares of Common Stock and the interests in the Company convertible into Common Stock purchasable upon the exercise of each Warrant outstanding immediately prior thereto shall be adjusted so that the Holder of any Warrant thereafter surrendered for the purchase of Common Stock shall be entitled to receive at the same aggregate Purchase Price the number of shares of Common Stock which he would have owned or have been entitled to receive immediately following any of the events described above had such Warrant been exercised in full immediately prior to any such event. An adjustment made pursuant to this Subsection shall, in the case of a dividend in Common Stock, become effective as of the record date therefor and, in the case of a subdivision or combination, be made as of the effective date thereof. If, as a result of an adjustment made pursuant to this subsection, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive Common Stock together with one or more other interests in the Company, the Company and the Holder shall determine the allocation of the adjusted Purchase Price between or among such Common Stock and such interests.

          B. In the event of any adjustment of the total number of shares of Common Stock purchasable upon the exercise of the then outstanding Warrants pursuant to Subsection A above, the Purchase Price per share applicable to each such outstanding Warrant shall be adjusted to be the amount resulting from dividing the number of shares of Common Stock (including fractional shares) covered by such Warrant immediately after such adjustment into the total amount payable upon exercise of such Warrant in full immediately prior to such adjustment.

          C. In case the Company shall issue rights or warrants to all holders of Common Stock entitling them (for a period expiring within 45 days after the record date mentioned below) to subscribe for or purchase Common Stock at a price per share less than the average market value at the closing price for 20 consecutive trading days ending on the trading date immediately preceding the issue date ("Average Market Value"), the Purchase Price shall be adjusted so that the same shall equal the price determined by multiplying the Purchase Price in effect immediately prior thereto by a fraction, or which the numerator shall be the number of shares of Common Stock outstanding on the record date plus the number of additional shares which the aggregate offering price of the total number of shares offered for subscription or purchase would purchase at such Average Market Value per share, and of which the denominator shall be the number of shares outstanding on such record date plus the number of shares offered for subscription or purchase. Such adjustments shall be made whenever such rights or warrants are issued, and shall become effective as of the record date for the determination of shareholders entitled to receive such rights or warrants.

          D. In the event of any capital reorganization or any reclassification of the Common Stock (except as provided in Subsection (A) above or Subsection (H) below) any Holder of Warrants upon exercise thereof, shall be entitled to receive, in lieu of the Common Stock to which he would have become entitled upon exercise immediately prior to reorganization or reclassification, the Shares of Common Stock, or other interests of the Company or property of the Company that he would have been entitled to receive at the same aggregate Purchase Price upon such reorganization or reclassification if his Warrants had been exercised immediately prior thereto; and in any such case, appropriate provision shall be made for the application of this Section 4 with respect to the rights and interests thereafter of the Holders of Warrants (including but not limited to the allocation of the adjusted Purchase Price between or among the shares of Common Stock and any other interests in the Company, to the end that this
     Section 4 (including the adjustments of the number of shares of Common Stock or other interests in the Company purchasable and the Purchase Price thereof) shall thereafter be reflected, as nearly as reasonably practicable, in all subsequent exercises of the Warrants for any shares of Common Stock or other interests in the Company, or other property, thereafter deliverable upon the exercise of the Warrants.

          E. In case the Company shall at any time issue or sell any shares of Common Stock (including shares held in the Company's treasury but not including shares issued or distributed as provided in subsection A of this
     Section 4) for a consideration per share less than the Purchase Price in effect immediately prior to the issuance or sale of such shares or without consideration, then, and thereafter successively upon each such issuance or sale, the Purchase Price in effect immediately prior to the issuance or sale of such shares shall forthwith be reduced to a price (calculated to the nearest full cent) determined by dividing:





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                    (i) an amount  equal to the sum of (A) the  total  number of shares  of Common  Stock  outstanding  immediately  prior to such issuance  or sale  multiplied  by the  Purchase  Price in  effect
               immediately   prior  to  such   issuance  or  sale  and  (B)  the
               consideration, if any, received by the Company upon such issuance or sale, by

                    (ii) the total number of shares of Common Stock  outstanding immediately after such issuance or sale.

For the purposes of any computation to be made in accordance with the provisions of this subsection E the following provisions shall be applicable:

                    (a) In case of the  issuance  or sale of  shares  of  Common
               Stock for cash, the consideration received by the Company therefor shall be deemed to be the gross cash proceeds received by the Company for such shares before deducting commissions or other expenses paid or incurred by the Company for any underwriting of, or otherwise in connection with the, issuance or sale of such shares.

                    (b) In case of the  issuance  or sale of  shares  of  Common
               Stock for a consideration other than cash or a consideration a part of which shall be other than cash, the amount of the consideration other than cash received by the Company for such shares shall be deemed to be the value of such consideration as determined in good faith by the Board of Directors of the Company.

                    (c) The  number  of  shares  of  Common  Stock  at any  time outstanding shall not include any shares then owned or held by or for the account of the Company.

          F. No adjustment in the Purchase Price under this Section 4 shall be made unless such adjustment would require an increase or decrease of at least one percent in the Purchase Price; provided, however, that any adjustments which by reason of this subsection are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 4 shall be made to the nearest cent or to the nearest one-hundredth of a share as the case may be.

          G. Whenever the number of shares of Common Stock or other securities purchasable upon exercise of a Warrant or the Purchase Price is adjusted as provided in this Section 4, the Company will promptly file with the Holder a certificate signed by the President or Executive Vice President and by the Secretary or an Assistant Secretary of the Company setting forth the number and kind of shares of Common Stock or other interests in the Company purchasable and the Purchase Price, as so adjusted, stating that such adjustments in the number of shares of Common Stock or number or kind of other interests in the Company, or in the Purchase Price, conform to the requirements of this Section 4, and setting forth a brief statement of the facts accounting for such adjustments. Promptly after receipt of such certificate, the Company will mail a brief summary thereof to the Holder; provided, however, that failure to file or to give any notice required under this Subsection, or any defect therein, shall not affect the legality or validity of any such adjustments under this Section 4.

          H. In case of any consolidation of the Company with, or merger of the Company with, or merger of the Company into, another corporation or other entity (other than a consolidation or merger which does not result in any reclassification or change of the outstanding shares of Common Stock), or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, the corporation or other entity formed by such consolidation or merger or the entity which shall have acquired such assets, as the case may be, shall execute and deliver to the Holder a supplemental warrant providing that the Holder shall have the right thereafter (until the expiration of such Warrant) to receive, upon exercise of such Warrant, the kind and amount of interests and other securities and property receivable upon such consolidation, merger, sale or transfer by a Holder of the number of shares of Common Stock for which such Warrant might have been exercised immediately prior to such consolidation, merger, sale or transfer. Such supplemental warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section. The above provision of this Subsection shall similarly apply to successive consolidations, mergers, sales or transfers.

          I. Irrespective of any adjustments in the Purchase Price or in the number of kind of interests in the Company issuable upon exercise of Warrants, Warrant Certificates theretofore or thereafter issued may continue to express the same price and number and kind of interests as are stated in the similar Warrant Certificates initially issuable pursuant to this Warrant.

          J. The Company may retain a firm of independent public accountants of recognized standing, which may be the firm regularly retained by the Company, selected by the Board of Directors of the Company and not disapproved by the Holder, to make any computation required under this Section, and a certificate signed by such firm shall be conclusive evidence of the correctness of any computation made under this Section.

     5. Limited Rights of Holder. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company, or to any other rights whatsoever except the rights herein expressed. No dividends are payable or will accrue on this Warrant or the shares purchasable hereunder until, and except to the extent that, this Warrant is exercised.

     6. Exchange for Other Denominations. This Warrant is exchangeable, on its surrender by the registered owner to the Company, for new Warrants of like tenor and date representing in the aggregate the right to purchase the number of shares purchasable hereunder in denominations designated by the registered owner at the time of surrender.

     7. Transfer. Holder acknowledges that this Warrant and the shares of Common Stock or other securities into which this Warrant is exercisable have not been registered under the Securities Act or the Georgia Securities Act of 1973, or any other state securities laws, but have been and will be issued pursuant to exemptions therefrom. Accordingly, Holder acknowledges and agrees that this Warrant and the securities acquired by it upon exercise hereof may be transferred or assigned to another party only in accordance with a valid registration statement or an exemption from registration under the Securities Act and any applicable state securities laws.

     Subject to applicable securities laws, this Warrant and all rights hereunder are transferable by the Holder hereof in person or by duly authorized attorney on the books of the Company upon surrender of this Warrant at the principal offices of the Company, together with the Form of Assignment attached hereto as Exhibit B duly executed. Absent any such transfer, the Company may deem and treat the registered Holder of this Warrant at any time as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

     8. Recognition of Registered Owner. Prior to due presentment for registration of transfer of this Warrant, the Company may treat the registered owner as the person exclusively entitled to receive notices and otherwise to exercise rights hereunder.

     9. Notice and Effect of Dissolution, etc. In case of a voluntary or involuntary dissolution, liquidation, or winding up of the Company (other than in connection with the consolidation or merger covered by Section 4 above) is at any time proposed, the Company shall give at least 30 days' prior written notice to the Holder. Such notice shall contain: (1) the date on which the transaction is to take place; (2) the record date (which shall be at least 30 days after the giving of the notice) as of which holders of Common Shares will be entitled to receive distributions as a result of the transaction; (3) a brief description of the transaction; (4) a brief description to be made to the holders of Common Shares as a result of the transaction; and (5) an estimate of the fair value of the distributions. On the date of the transaction, it if actually occurs, this Warrant and all rights hereunder shall terminate.

     10. Method of Giving Notice; Extent Required. Notices shall be given by certified first class mail, postage prepaid, addressed to the Holder at the address of the owner appearing in the records of the Company or to the Company at its principal office, or at such other addresses as to which either the Holder or the Company gives the other written notice as provided herein.

     Witness the seal of the Company and the signatures of its authorized officers.

                                  MEDICAL RESOURCE COMPANIES OF AMERICA



                                  By:/s/ Gene S. Bertcher
                                     Gene S. Bertcher, Executive Vice President

                                    EXHIBIT A

                          FORM OF ELECTION TO PURCHASE


     (To be Executed by the Holder if He Desires to Exercise Warrants Evidenced by the Within Warrant Certificate)

To MEDICAL RESOURCE COMPANIES OF AMERICA:

     The undersigned hereby irrevocably elects to exercise Warrants evidenced by the within Warrant Certificate for, and to purchase thereunder, ________________________ full Shares of Medical Resource Companies of America, Common Stock issuable upon exercise of said Warrants and delivery of $2.64 for each share purchased.




                                                     (name of holder)



                                                     By:
                                                     Title:


                         TAXPAYER IDENTIFICATION NUMBER:

     If said number of Warrants shall not be all the Warrants evidenced by the within Warrant Certificate, the undersigned requests that a new Warrant Certificate evidencing the Warrants not so exercised by issued in the name of and delivered to


- -----------------------------------------------------------------
                  (Please Print Name and Address)

- -----------------------------------------------------------------

- -----------------------------------------------------------------



Dated:________________, 19____       Signature:

                                    EXHIBIT B

                               FORM OF ASSIGNMENT


     (To be executed by the registered holder if he desires to assign warrants evidenced by the within warrant certificate. Any such assignment is subject to certain restrictions conta ned in the Warrant Certificate.)


     FOR VALUE RECEIVED _____FFP Partnership, LP_________________ hereby sells, assigns and transfers unto ________________________ Warrants to purchase _540,000_ shares of Common Stock, par value $0.01 per share, of Medical Resource Companies of America, evidenced by the within Warrant Certificate, and does hereby irrevocably constitute and appoint _____________________, Attorney to transfer the said Warrants evidenced by the within Warrant Certificate on the books of the Company, with full power of substitution.

Dated: 10/10, 1995.




                                            Judith L. Fowler

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